

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2025

R. Erik Holmlin, Ph.D.
President, Chief Executive Officer and Director
Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121

> **Re: Bionano Genomics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 30, 2025**
> **CIK No. 0001411690**

Dear R. Erik Holmlin, Ph.D.:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David S. Wolpa, Esq.